Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 16, 2021

RESULT OF VOTING FOR DIRECTORS AT ANNUAL SHAREHOLDERS’ MEETING

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) is pleased to announce the results of the vote on Directors at its April 15, 2021 Annual Shareholders’ Meeting.

Each of the nominee directors listed in Fairfax’s management proxy circular dated March 5, 2021 was elected as a director. The voting results for the twelve directors nominated for election are set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Withhold Vote (Aggregate)%		Vote For (Subordinate Voting Shares)%		Withhold Vote (Subordinate Voting Shares)%
Anthony F. Griffiths	35,537,182	96.34	1,350,976	3.66	16,120,888	92.27	1,350,976	7.73
Robert J. Gunn	36,122,405	97.92	765,753	2.08	16,706,111	95.62	765,753	4.38
David L. Johnston	34,636,508	93.90	2,251,650	6.10	15,220,214	87.11	2,251,650	12.89
Karen L. Jurjevich	36,750,617	99.63	137,541	0.37	17,334,323	99.21	137,541	0.79
R. William McFarland	36,185,517	98.10	702,641	1.90	16,769,223	95.98	702,641	4.02
Christine N. McLean	35,243,352	95.54	1,644,806	4.46	15,827,058	90.59	1,644,806	9.41
Timothy R. Price	36,254,952	98.28	633,206	1.72	16,838,658	96.38	633,206	3.62
Brandon W. Sweitzer	35,879,831	97.27	1,008,327	2.73	16,463,537	94.23	1,008,327	5.77
Lauren C. Templeton	36,787,108	99.73	101,050	0.27	17,370,814	99.42	101,050	0.58
Benjamin P. Watsa	35,228,931	95.50	1,659,227	4.50	15,812,637	90.50	1,659,227	9.50
V. Prem Watsa	35,693,113	96.76	1,195,045	3.24	16,276,819	93.16	1,195,045	6.84
William C. Weldon	35,609,238	96.53	1,278,920	3.47	16,192,944	92.68	1,278,920	7.32

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946